June 2, 2010

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

BY COURIER AND EDGAR

Re:	BHP Billiton Limited and BHP Billiton Plc Form 20-F for the Fiscal Year Ended June 30, 2009 Filed September 14, 2009 File Nos. 1-09526 and 1-31714

Dear Ms Blye:

This letter by BHP Billiton Limited, a company organized under the laws of Australia, and BHP Billiton Plc, a company organized under the laws of England and Wales (together, "BHP Billiton"), is in response to the letter of comments from the Staff of the Securities and Exchange Commission to BHP Billiton, dated May 19, 2010 (the "Comment Letter"), with respect to BHP Billiton's Form 20-F for the fiscal year ended June 30, 2009.

Set forth below is BHP Billiton's response to the comment raised in the Comment Letter. For the convenience of the Staff, we have duplicated the text of the comment in bold type to precede BHP Billiton's response.

1.
We note your response to our prior comment 2.  Please amplify your qualitative materiality analysis to explain in reasonable detail why you do not believe that investors would regard your business contacts with Iran and Cuba as important in making an investment decision, or that information regarding those contacts would adversely affect your reputation and the value of your securities.

In reaching the conclusions expressed in our prior letter, BHP Billiton considered a number of factors, including the following:

•
We believe that reasonable investors would take into account the nature of our contacts with Iran and Cuba, in addition to the location and identity of our counterparties.  In this regard, we note that our sales and purchases with Iranian counterparties consisted of lawfully executed transactions at market prices of bulk commodities that are widely available on world markets from numerous suppliers.  To the extent that we studied and discussed potential projects in Iran and Cuba, our dealings were exploratory in nature and no such projects have proceeded.  None of our contacts with Iran or Cuba has involved weapons or weapons-related materials or technology, and we have had no dealings with the military or state security apparatus of either country.

•
The governments of BHP Billiton's home jurisdictions, Australia and the United Kingdom, maintain full diplomatic relations with Iran and Cuba.  In fact, for the purposes of the Iranian pipeline study referred to in our prior letter, BHP Billiton subleased office space for a period of time at the Australian Embassy in Tehran from Austrade, the Australian government's trade and investment development agency.

•
Our shareholder base is global, and predominantly located outside the United States.  Our analysis suggests that approximately 82% of our shares are beneficially owned by shareholders located outside the United States.  In addition, our analysis suggests that less than 1% of our shares are held by US state and municipal pension funds and universities. (We note that such investors may also hold securities indirectly through independent managers and such holdings may not be captured in our data).

•
We have previously disclosed commercial dealings in Cuba, in particular our involvement in studying the feasibility of the San Filipe nickel project, which was referred to in our Annual Reports on Form 20-F for the 2002 and 2003 fiscal years and in our letter to you dated May 5, 2005, which is publicly available via EDGAR.  As noted in your prior letter, our sales of metallurgical coal to Iranian buyers have been the subject of news reports (although the report we are aware of significantly overstated the volume of such sales).  Such publicity has not, to our knowledge, resulted in adverse effects to our reputation or the price or value of our securities, and nor has it prompted investors to express concerns to us.

•
We have an extensive investor relations outreach program, our annual general meetings provide an unlimited opportunity for shareholders to ask questions of the board and management and, of course, our security holders are free to contact us at any time with their concerns.  We believe that if our investors had significant concerns about BHP Billiton engaging in commercial dealings with particular countries, it would become apparent to us through these mechanisms.  As we indicated in the prior letter, our review of investor relations contacts does not indicate that dealings with Iran or Cuba are a significant concern to our investors.

Yours sincerely,

/s/ ALEX VANSELOW

Alex Vanselow
Chief Financial Officer

cc:	Mr. Pradip Bhaumik, Special Counsel, Office of Global Security Risk

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